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                                  STUART MILLER
                               700 NW 107TH AVENUE

                                    SUITE 400
                              MIAMI, FLORIDA 33172

                                                          August 29, 2004

Riley Property Holdings LLC
c/o Cerberus Capital Management, L.P.
299 Park Avenue
New York, New York 10171

Gentlemen:

         Reference is made to that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 29, 2004, by and among LNR Property Corporation (the "Company"), Riley Property Holdings LLC ("Parent") and Riley Acquisition Sub Corp. ("Acquisition Sub") providing for the acquisition of all of the outstanding stock of the Company (the "Acquisition").

         1. This letter will confirm the commitment of Stuart Miller, The LM Stuart Miller Irrevocable Trust u/a 10/6/94, MFA Limited Partnership and The Miller Charitable Fund, L.P. (collectively, "Miller") to contribute capital to Parent in the amount of $150 million (the "Capital Contribution") in exchange for strips of membership interests in Parent, 95% of which shall be designated as preferred units and 5% of which shall be designated as common units. Such commitment may be satisfied by a payment of $150 million in cash or a transfer to Parent of common stock of the Company having a value of $150 million based upon the Merger Consideration, as defined in the Merger Agreement, or a combination of the foregoing.

         2. In connection with the Capital Contribution, Miller also agrees to execute and deliver, as of the Merger Date (as defined in the Merger Agreement), the Amended and Restated Limited Liability Company Agreement of Parent (the "Limited Liability Company Agreement"), reflecting the terms set forth in the Miller Equity Investment Term Sheet attached hereto and otherwise in such form and having such provisions as Parent and Miller mutually agree.

         3. Miller's commitment to make the Capital Contribution and to take the other actions set forth in paragraph 2 are subject to the satisfaction, or waiver by Parent, of all of the conditions to its or Acquisition Sub's obligations contained in the Merger Agreement, the concurrent closing of the Acquisition and the execution and delivery of all of the parties thereto of the Limited Liability Company Agreement of Parent.
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         4. Miller will not amend, modify or terminate this letter in any respect that would adversely affect the probability that the Acquisition will close or will delay the closing without the prior consent of Parent.

         5. The Company is an intended third party beneficiary of paragraph 1 of this letter agreement, and will have the right to enforce paragraph 1 of this letter agreement, subject to the limitations set forth in paragraphs 2 and 3 above and 6 below.

         6. Notwithstanding any other term or condition of this letter agreement, under no circumstances shall Miller be liable for punitive, indirect or consequential damages. There is no express or implied intention to benefit any other third party and nothing contained in this letter agreement is intended, nor shall anything herein be construed, to confer any rights, legal or equitable, in any person other than Parent and the Company.

         7. This letter agreement will be effective upon Parent's acceptance of the terms and conditions of this letter agreement and will expire on the earliest to occur of (i) the closing of the Merger and satisfaction of the conditions set forth in paragraphs 1 and 2 or (ii) the termination of the Merger Agreement pursuant to its terms. Any claim against Miller arising under this letter agreement shall be barred if not brought in a court of competent jurisdiction on or before the day that is 60 days following the termination of the Merger Agreement.

         8. This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York (without giving effect to the conflict of laws principles thereof that would apply the laws of any other jurisdiction). Each party to this letter agreement hereby irrevocably and unconditionally agrees that any action, suit or proceeding, at law or equity, arising out of or relating to this letter agreement or any agreements or transactions contemplated hereby shall only be brought in any federal court of the Southern District of New York or any state court located in New York County, State of New York, and hereby irrevocably and unconditionally expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and hereby irrevocably and unconditionally waives (by way of motion, as a defense or otherwise) any and all jurisdictional, venue and convenience objections or defenses that such party may have in such action, suit or proceeding. Each party hereby irrevocably and unconditionally consents to the service of process of any of the aforementioned courts. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any action, suit or proceeding brought pursuant to this section.

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                               Sincerely,


                               /s/ Stuart Miller

                               Stuart Miller

                               THE LM STUART MILLER IRREVOCABLE TRUST
                               U/A 10/6/94


                               By: /s/ Stuart Miller
                                   -------------------------------------
                                   Name: Stuart Miller
                                   Title: Trustee

                               MFA LIMITED PARTNERSHIP

                               By: LMM Family Corp., its General Partner

                                       By:  /s/ Stuart Miller
                                            -----------------------------------
                                            Name: Stuart Miller
                                            Title: President

                               THE MILLER CHARITABLE FUND, L.P.

                               By: LMM Family Corp., its General Partner

                                       By:  /s/ Stuart Miller
                                            -----------------------------------
                                            Name: Stuart Miller
                                            Title: President

ACCEPTED:

RILEY PROPERTY HOLDINGS LLC


By: /s/ Ronald Kravit
    ---------------------------------
    Name: Ronald Kravit
    Title: Managing Director

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